EXHIBIT 99.1

Golar LNG Partners LP Third Quarter 2016 Cash Distribution

Hamilton, Bermuda, Oct. 25, 2016 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (NASDAQ: GMLP) announced today that its board of directors has approved a quarterly cash distribution with respect to the quarter ended September 30, 2016 of $0.5775 per unit. This cash distribution will be paid on November 14, 2016 to all unitholders of record as of the close of business on November 7, 2016.

Golar LNG Partners LP
Hamilton, Bermuda
October 25, 2016
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Stuart Buchanan
         Stuart.Buchanan@golar.com
         +442070637911

         Roger Swan
         roger.swan@golar.com
         +44 207 063 7913